EXHIBIT 12.1

KRAFT FOODS INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

	Years Ended December 31,
	2007	2006	2005	2004	2003
Earnings from continuing operations before income taxes	$3,727	$4,011	$4,113	$3,943	$5,191
Add (Deduct):
Equity in net earnings of less than 50% owned affiliates	(83)	(71)	(67)	(7)	(53)
Dividends from less than 50% owned affiliates	57	51	55	46	41
Fixed charges	859	733	799	828	831
Interest capitalized, net of amortization	(5)	(4)	(1)	(1)	(1)

Earnings available for fixed charges	$4,555	$4,720	$4,899	$4,809	$6,009

Fixed charges:
Interest incurred:
Interest expense	$702	$578	$651	$677	$678
Capitalized interest	10	8	3	2	3

	712	586	654	679	681
Portion of rent expense deemed to represent interest factor	147	147	145	149	150

Fixed charges	$859	$733	$799	$828	$831

Ratio of earnings to fixed charges	5.3	6.4	6.1	5.8	7.2